Exhibit 99.2

Comment from the President and CEO……………………………………….… 3

Financial highlights………………………………………………………………… 4

Highlights……………………………………………………………………………….… 5

Export lending………………………………………………………………………… 5

Local government lending……………………………………………………….… 6

Securities…………………………………………………………………………………. 6

Funding…………………………………………………………………………………. 6

Liquidity…………………………………………………………………………………. 6

Results……………………………………………………………………………………… 7

Balance sheet……………………………………………………………………………. 9

Events after the balance sheet date ……………………………………………. 9

Condensed statement of comprehensive income………………………… 10

Condensed balance sheet…………………………………………………….…… 11

Condensed statement of changes in equity………………………………… 12

Condensed cash flow statement…………………………………………………. 13

Notes to the condensed financial statements…….……………………… 14

Certain statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. See the Company’s 2011 20-F for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Comments from the President and CEO

Eksportfinans performed well in the first nine months of 2012. Both net interest income and liquidity has developed as expected.

The third quarter of 2012 was the first period of operations after Eksportfinans, on July 1, 2012, finalized the process of adapting to the situation where the state-owned company Export Credit Norway (Eksportkreditt Norge AS) took over the Norwegian export financing scheme that had been handled by Eksportfinans since 1978.

Eksportfinans is now managing its operations based on the existing portfolio of assets, liabilities and other commitments. The last months have demonstrated that we have secured the necessary expertise and skills to manage the business going forward, with approximately 55 employees taking care of the interests of the Company and its stakeholders.

At the beginning of the year, Eksportfinans experienced a significant increase in prices of the Company’s own bonds and it is our impression that bond investors have become more reassured with regards to the Company’s situation. In the third quarter of 2012, the market has seen a general narrowing of spreads, which has also improved the pricing of Eksportfinans’ bonds.

Continued tightening of market spreads could affect Eksportfinans’ earnings on the liquidity portfolio going forward. Furthermore we observe a “flight to quality” in that high-quality securities have a signifcantly lower spread than before.

Gisèle Marchand President and CEO

President and CEO Gisèle Marchand

Third quarter report 2012 3

Unaudited

Financial highlights

Figures for interim periods are unaudited.

Third quarter First nine months

(NOK million) 2012 2011 2012 2011

Net interest income 277 373 986 1,105

Total comprehensive income for the period 1) (4,876) 264 (12,926) 374

Return on equity 2) (80.6%) 21.6% (61.1%) 9.8%

Net return on average assets and liabilities 3) 0.56% 0.66% 0.68% 0.67%

Net operating expenses/average assets 4) 0.05% 0.08% 0.05% 0.08%

Total assets 171,300 226,420 171,300 226,420

Loans outstanding 5) 95,712 123,342 95,712 123,342

New loans disbursed 6) 0 9,949 898 24,819

New bond debt issued 0 11,669 0 45,392

Public sector borrowers or guarantors 7) 40.4% 42.3% 40.4% 42.3%

Core capital adequacy 21.5% 12.8% 21.5% 12.8%

Capital adequacy 25.4% 16.5% 25.4% 16.5%

Exchange rate NOK/USD 8) 5.6995 5.8417 5.6995 5.8417

Definitions

1. Total comprehensive income for the period includes net losses on financial instruments at fair value and amounts to NOK 18,865 million in the first nine months of 2012 compared to a loss of NOK 442 million in the first nine months of 2011.

2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).

5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6. There were no loan disbursements in third quarter 2012.

7. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

8. Exchange rate at balance sheet date.

Third quarter report 2012 4

Highlights

Third quarter 2012

Underlying business operations showed continued good performance in the third quarter of 2012. Net interest income was NOK 277 million in the period, compared to NOK 373 million in the third quarter of 2011. The reduction was mainly due to the lower level of interest generating assets in the third quarter of 2012.

Total comprehensive income was negative NOK 4,876 million in the third quarter of 2012. The comparative figure was NOK 264 million in the third quarter of 2011. The decrease was due to unrealized losses on Eksportfinans’ own debt (as explained in the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (as explained under the section “Results”) was NOK 180 million in the third quarter of 2012, compared to NOK 244 million in the corresponding period of 2011.

First nine months 2012

Net interest income was NOK 986 million in the first nine months of 2012, compared to NOK 1,105 million in the first nine months of 2011.

Total comprehensive income was negative NOK 12,926 million in the first nine months of 2012. The figure was NOK 374 million in the same period of 2011. The lower figure for 2012 was due to unrealized losses on Eksportfinans’ own debt (as explained under the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the PHA (as explained under the section “Results”) was NOK 650 million in the first nine months of 2012, compared to NOK 678 million in the corresponding period of 2011.

The core capital adequacy ratio at September 30, 2012 was 21.5 percent, which was 8.7 percentage points higher than that at September 30, 2011.

Total assets amounted to NOK 171 billion at September 30, 2012, compared to NOK 226 billion at September 30, 2011 and NOK 214 billion at December 31, 2011. The reduction since year-end was mainly due to the fact that since November 18, 2011 Eksportfinans has not been providing new loans in the Company’s name except with respect to commitments that existed prior to this date.

Regulatory framework

Eksportfinans is subject to temporary exemptions from the new regulations concerning the calculation of exposures to one single client, which are the same as the prevailing provisions in the European Union under the Capital Requirements Directive (Directive 2006/48/EU). During the exemption periods the Company can continue to use the reporting standards for large exposures that were in effect in 2010. The general exemption is valid until December 31, 2012.

In addition, the Financial Supervisory Authority of Norway (“FSA”) has granted extended time limits beyond December 31, 2012 for loans to five specific clients. The exemption periods are specific to each loan and last until the respective loan has reached the regulatory level, as a result of scheduled repayments of principal, between December 31, 2014 and December 31, 2016. The FSA has also requested Eksportfinans to adapt to the statutory requirement as soon as possible, to the extent it is able.

Export lending

New disbursements were NOK 898 million in the first nine months of 2012 (based on commitments made before November 18, 2011), compared to NOK 24.8 billion in the first nine months of 2011.

The lower volume of new lending in 2012 is a consequence of the government’s decision to assume responsibility for the government-supported export credit scheme that until recently was managed by Eksportfinans, and the Company’s subsequent decision to currently discontinue new lending, except where commitments existed prior to November 18, 2011.

With effect from July 1, 2012, Eksportfinans’ agreement with the Norwegian Ministry of Trade and Industry to arrange new CIRR-qualifying loans on behalf of the Ministry expired according to plan. A new state-owned entity, Eksportkreditt Norge AS, has been established

Third quarter report 2012 5

to offer government-supported export loans from this date.

The volume of outstanding export loans was NOK 85.7 billion at September 30, 2012 compared to NOK 112.8 billion at September 30, 2011 and NOK 111.3 billion at December 31, 2011.

Local government lending

Eksportfinans’ total involvement in local government lending totaled NOK 10.0 billion at September 30, 2012, compared to NOK 10.5 billion at September 30, 2011 and NOK 10.5 billion at December 31, 2011.

Securities

The total securities portfolio was NOK 44.1 billion at September 30, 2012, compared to NOK 63.0 billion at September, 2011 and NOK 51.9 billion at December 31, 2011. The reduction since year-end was mainly due to maturing investments.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 15.6 billion at September 30, 2012, compared to NOK 26.1 billion at September 30, 2011 and NOK 23.4 billion at December 31, 2011. The PHA portfolio will largely be run off to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, (filed with the Securities and Exchange Commission on March 30, 2012

(“the 2011 20-F”)).

The fair value of the liquidity reserve portfolio was NOK 28.5 billion at September 30, 2012, compared to NOK 36.9 billion at September 30, 2011 and NOK 28.5 billion at December 31, 2011.

Funding

According to plan, Eksportfinans did not seek new funding from the markets during the first nine months of 2012.

Liquidity

As at September 30, 2012, the Company has liquidity reserves totaling NOK 48.5 billion, consisting of the liquidity reserve portfolio of NOK 28.5 billion, the part of the PHA portfolio that is not pledged as security of NOK 10.1 billion and cash equivalents of NOK 9.9 billion.

The Company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The table on page 7 shows cumulative liquidity, as measured by short-term liquidity as of September 30, 2012, plus i) the amounts of maturing loans and investments and minus ii) the amounts of maturing bond debt, based on estimated maturities.

For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some bond issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

Third quarter report 2012 6

(NOK million)	Estimated long-term debt maturing [4]	Estimated loan receivables maturing [5]	Estimated long-term investments (PHA) maturing [6]	Estimated cumulative liquidity [7]
Short-term liquidity (actual) at September 30, 2012 [1]:				36,802
2012	5,493	7,341	3,838	42,488
2013	34,159 [2]	22,397	3,065	33,791
2014	21,569	20,853	2,306	35,381
2015	25,529 [3]	13,342	609	23,803
2016	18,534	12,846	812	18,927
2017	8,868	5,271	1,607	16,937
2018	1,400	3,823	260	19,620
2019	2,181	4,034	543	22,016
2020	560	2,619	190	24,265
2021	2,203	1,215	327	23,604
Thereafter	18,147	3,191	3,568	12,216
Total	**138,643**	**96,932**	**17,125**	

1) Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits
2) Includes the principal of GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013
3) Includes the principal of JPY 50 million subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
4) Principal amount outstanding of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
5) Represents principal amount outstanding of loan receivables
6) Represents principal amount outstanding of investments in the PHA portfolio
7) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at September 30, 2012

Results

Net interest income

Net interest income was NOK 986 million in the first nine months of 2012. This was NOK 119 million lower than for the corresponding period in 2011. The main reason for the lower net interest income in the first nine months of 2012 compared to the first nine months of 2011, was the lower level of interest generating assets.

The net return on average assets and liabilities (see "Financial highlights" on page 4) was 0.68 percent in the first nine months of 2012, compared to 0.67 percent for the corresponding period in 2011.

Net other operating income

Net other operating income was negative NOK 18,809 million for the first nine months of 2012 compared to negative NOK 440 million in the same period in 2011.

The main reason for this significant change is the large fluctuation in the market prices of Eksportfinans' own debt. These prices fell significantly following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequent rating downgrades of Eksportfinans. In the first quarter of 2012, the market prices of Eksportfinans' debt increased significantly, whereas the prices in the second quarter decreased, due to the general financial situation in Europe. In the third quarter, these prices have increased again, leading to a large net increase for the first nine months.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In the first nine months of 2012, unrealized losses on Eksportfinans' own debt amounted to NOK 25,504 million compared to unrealized gains of NOK 3,740 million in the first nine months of 2011 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 19,066 million compared to an unrealized loss of NOK 147 million in the first nine months of 2011 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 23,003 million as of September 30, 2012 compared to a cumulative unrealized gain of NOK 42,070 million as of December 31, 2011.

Third quarter report 2012 7

These unrealized gains on Eksportfinans' own debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and the passage of time. Capital adequacy will not be affected by this in any material way as changes in fair value caused by movements in credit spreads do not have an impact on total regulatory capital.

In addition to the net unrealized losses on Eksportfinans' own debt of NOK 19,066 million (net of derivatives), net other operating income in the first nine months of 2012 included an unrealized gain on loans, net of derivatives, of NOK 120 million (compared to an unrealized loss of NOK 45 million in the first nine months of 2011), an unrealized gain on bonds under the PHA of NOK 944 million (compared to an unrealized loss of NOK 98 million in the corresponding period in 2011) and an unrealized loss of NOK 985 million on the PHA itself (compared to an unrealized gain of NOK 136 million in the first nine months of 2011). (See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items).

Total operating expenses

Total operating expenses amounted to NOK 130 million in the first nine months of 2012, compared to NOK 145 million in the first nine months of 2011. The key ratio of net operating expenses in relation to average assets was 0.05 percent in the first nine months of 2012, compared to 0.08 percent for the same period in 2011. The reason for this decrease is that the agreement with the Ministry of Trade and Industry (the "**Ministry**") in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012 allowed Eksportfinans to be reimbursed for its costs by the Ministry. This fee was booked as Other Income, which is deducted from operating expenses when calculating the key ratio of net operating expenses relative to average assets (see footnote 4 to Financial Highlights).

Profit/(loss) for the period

Total comprehensive income in the first nine months of 2012 was negative NOK 12,926 million, compared to positive NOK 374 million in the corresponding period of 2011. The decrease was due to the large unrealized losses on Eksportfinans' own debt.

Return on equity was negative 61.1 percent in the first nine months of 2012, compared to positive 9.8 percent in the first nine months of 2011 for the same reason.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility

	Third quarter		First nine months	
(NOK million)	2012	2011	2012	2011
Comprehensive income for the period in accordance with IFRS	(4,876)	264	(12,926)	374
Net unrealized losses/(gains)	7,008	(42)	18,868	316
Unrealized gains/(losses) related to Iceland [1]	15	3	14	12
Realized losses/(gains) hedged by the Porfolio Hedge Agreement [2]	0	11	(26)	93
Tax effect [3]	(1,966)	8	(5,280)	(118)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	180	244	650	678
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [4]	11.0 %	17.5 %	13.8 %	16.9 %

1. Reversal of previously recognized loss (at exchange rates applicable at September 30, 2012).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. 28 percent of the items above.
4. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Third quarter report 2012 8

caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt, and the realized losses on investments which are hedged by the PHA.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 650 million in the first nine months of 2012. This was a decrease of NOK 28 million compared to the same period in 2011. The main reason for this decrease is the reduced net interest income.

Balance sheet

Total assets amounted to NOK 171 billion at September 30, 2012, compared to NOK 226 billion at September 30, 2011 and NOK 214 billion at December 31, 2011. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current loan and securities portfolios.

Loans totalling NOK 1.5 billion have been transferred from Eksportfinans to the Ministry during the first nine months of 2012. These loans are CIRR-qualifying loans that have been partially disbursed on Eksportfinans’ accounts before November 18, 2011, and the remaining part has been disbursed on behalf of the Ministry and is on the Ministry’s balance sheet. In consideration of the disbursed amount and accrued interest, these partial disbursements made before November 18, 2011 have been transferred to the Ministry at fair value.

Outstanding commercial paper and bond debt was NOK 115 billion at September 30, 2012, compared to NOK 192 billion at September 30, 2011 and NOK 141 billion at December 31, 2011. The main reason for the decrease since year-end was maturing debt.

The capital adequacy ratio was 25.4 percent at September 30, 2012 compared to 16.5 percent at September 30, 2011 and 19.4 percent at December 31, 2011. The core capital adequacy ratio was 21.5 percent at September 30, 2012, compared to 12.8 percent at September 30, 2011 and 16.1 percent at December 31, 2011. The increase in the capital adequacy ratios is mainly due to high core earnings combined with a lower risk-weighted balance.

Events after the balance sheet date

On October 18, 2012, Oslo Tingrett delivered judgment in favour of Eksportfinans including legal costs in one of the trials versus KLP. For more details regarding the case with KLP, please see note 17.

Eksportfinans has received a purported declaration of default, with possible proceedings, from a holder of the institution’s Japanese bonds on November 6, 2012. The sender of the purported declaration is the same investor who sent a similar declaration received by Eksportfinans on December 19, 2011.

Eksportfinans will vigorously resist on the basis that there is no default, and the Company is therefore of the opinion that this declaration is of no affect. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such purported declaration does not constitute a cross default under Eksportfinans’ other financial obligations.

Oslo, November 7, 2012 EKSPORTFINANS ASA The Board of Directors

Third quarter report 2012 9

Unaudited

Condensed statement of comprehensive income

Figures for interim periods are unaudited.

Third quarter First nine months

(NOK million) 2012 2011 2012 2011 Note

Interest and related income 1,129 1,419 3,705 4,145

Interest and related expenses 852 1,046 2,719 3,040

Net interest income 277 373 986 1,105

Commissions and

income related to banking services 0 1 0 1

Commissions and

expenses related to banking services 1 1 3 4

Net gains/(losses) on

financial instruments at fair value (7,026) 35 (18,865) (442) 2, 15

Other income 5 2 59 5

Net other operating income/ (loss) (7,022) 37 (18,809) (440)

Total operating income (6,745) 410 (17,823) 665

Salaries and other administrative expenses 21 34 112 122

Depreciation 4 5 13 14

Other expenses 2 4 5 9

Total operating expenses 27 43 130 145

Pre-tax operating profit/(loss) (6,772) 367 (17,953) 520

Taxes (1,896) 103 (5,027) 146

Profit/(loss) for the period (4,876) 264 (12,926) 374

Other comprehensive income 0 0 0 0

Total comprehensive income (4,876) 264 (12,926) 374

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2012 10

Unaudited

Condensed balance sheet

Interim figures are unaudited.

(NOK million)	30.09.12	31.12.11	30.09.11	Note
Loans due from credit institutions [1]	28,592	40,340	39,945	4, 6, 7
Loans due from customers [2]	77,421	96,541	97,065	5, 6, 7
Securities	38,598	51,909	62,967	8
Repurchase receivable [3]	5,557	0	0	
Financial derivatives	14,193	19,446	21,788	
Deferred tax asset	0	0	131	
Intangible assets	10	16	19	
Fixed assets and investment property	201	210	205	9
Other assets	6,728	5,467	4,300	10
Total assets	**171,300**	**213,929**	**226,420**	
Deposits by credit institutions	4,472	1	0	
Borrowings through the issue of securities	115,084	141,489	192,158	11
Financial derivatives	12,450	13,870	15,660	
Deferred tax liabilities	6,060	11,343	533	
Taxes payable	256	295	0	
Other liabilities	9,633	10,722	11,264	12
Accrued expenses and provisions	115	128	110	
Subordinated debt	1,117	1,039	1,233	
Capital contribution securities	346	348	432	
Total liabilities	**149,533**	**179,235**	**221,390**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	29,362	29,363	71	
Other equity	2,383	2,383	1,637	
Comprehensive income	(12,926)	0	374	
Total shareholders' equity	**21,767**	**34,694**	**5,030**	
Total liabilities and shareholders' equity	**171,300**	**213,929**	**226,420**	

1) Of NOK 28,592 million at September 30, 2012, NOK 28,379 million is measured at fair value through profit or loss and NOK 213 million is measured at amortized cost. Of NOK 40,340 million at December 31, 2011, NOK 39,951 million is measured at fair value through profit and loss and NOK 389 million is measured at amortized cost. Of NOK 39,945 million at September 30, 2011, NOK 39,745 million is measured at fair value through profit or loss and NOK 200 million is measured at amortized cost.
2) Of NOK 77,421 million at September 30, 2012, NOK 47,284 million is measured at fair value through profit or loss and NOK 30,137 million is measured at amortized cost. Of NOK 96,541 million at December 31, 2011, NOK 61,416 million is measured at fair value through profit or loss and NOK 35,125 million is measured at amortized cost. Of NOK 97,065 million at September 30, 2011, NOK 60,291 million is measured at fair value through profit or loss and NOK 36,774 million is measured at amortized cost.
3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2012 11

Unaudited

Condensed statement of changes in equity

Figures for interim periods are unaudited.

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealized gains [1, 2]	Other equity [2]	Compre-hensive income [3]	Total equity
Equity at January 1, 2012	2,771	177	29,363	2,384	0	34,695
Total comprehensive income for the period	0	0	0	0	(12,926)	(12,926)
Equity at September 30, 2012	**2,771**	**177**	**29,363**	**2,384**	**(12,926)**	**21,768**
Equity at January 1, 2011	2,771	177	71	2,137	0	5,156
Dividends paid	0	0	0	(500)	0	(500)
Total comprehensive income for the period	0	0	0	0	374	374
Equity at September 30, 2011	**2,771**	**177**	**71**	**1,637**	**374**	**5,030**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2012.

3) The allocation of income for the period between the reserve for unrealized gains and other show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 13,681 million and increased other equity by NOK 755 million. The closing balances would have been NOK 15,682 million for the reserve for unrealized gains, and NOK 3,139 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2012 12

Unaudited

Condensed cash flow statement

Figures for interim periods are unaudited.

First nine months

(NOK million) 2012 2011

Pre-tax operating profit/(loss)

from continuing operations (17,953) 520

Provided by operating activities:

Accrual of contribution from the Norwegian government (269) (277)

Unrealized losses (gains)

on financial instruments at fair value through profit or loss 18,868 316

Realized losses on financial instruments

at fair value through profit or loss [non-cash items] 9 27

Depreciation 13 14

Disbursement of loans (898) (24,819)

Principal collected on loans 23,773 24,080

Purchase of financial investments (trading) (29,131) (35,606)

Proceeds from sale or redemption of financial investments (trading) 32,082 34,175

Contribution paid by the Norwegian government 405 382

Taxes paid (295) (74)

Changes in:

Accrued interest receivable 227 (13,261)

Other receivables (1,642) (568)

Accrued expenses and other liabilities (754) 17,187

Net cash flow from operating activities 24,435 2,096

Purchase of financial investments (3,577) (5,267)

Proceeds from sale or redemption of financial investments 6,378 10,367

Net cashflow from financial derivatives 5,286 (4,711)

Purchases of fixed assets (3) (14)

Net proceeds from sales of fixed assets 2 0

Net cash flow from investing activities 8,086 375

Change in debt to credit institutions 4,420 (46)

Net proceeds from issuance of commercial paper debt 0 166,259

Repayments of commercial paper debt (5,488) (161,980)

Net proceeds from issuance of bond debt 0 45,392

Principal payments on bond debt (36,400) (43,766)

Repayments of subordinated debt 0 (438)

Dividends paid 0 (500)

Net cash flow from financing activities (37,468) 4,921

Net change in cash and cash equivalents *) (4,947) 7,392

Cash and cash equivalents at beginning of period 13,403 3,932

Effect of exchange rates on cash and cash equivalents (614) 0

Cash and cash equivalents *) at end of period 7,842 11,324

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2012 13

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans' annual financial statements of 2011. Those financial statements were approved for issue by the Board of Directors on March 1, 2012 and included in the Company's Annual Report on Form 20-F for the year-end December 31, 2011. These policies have been consistently applied to all the periods presented.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2012	2011	2012	2011
Securities held for trading	5	1	34	0
Securities designated as at fair value at initial recognition	0	(15)	26	(97)
Financial derivatives	(23)	(13)	(55)	(70)
Other financial instruments at fair value	0	21	(2)	41
Net realized gains/(losses)	**(18)**	**(6)**	**3**	**(126)**
Loans and receivables	44	(31)	136	51
Securities [1]	533	(491)	994	(239)
Financial derivatives [2]	465	(4,319)	5,512	(3,852)
Commercial paper debt [3) 4)]	0	1	(1)	2
Bond debt [3) 4)]	(8,014)	4,838	(25,397)	3,690
Subordinated debt and capital contribution securities [3) 4)]	(32)	58	(105)	48
Other	(4)	(15)	(7)	(16)
Net unrealized gains/(losses)	**(7,008)**	**41**	**(18,868)**	**(316)**
Net realized and unrealized gains/(losses)	**(7,026)**	**35**	**(18,865)**	**(442)**

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2012	2011	2012	2011
Securities held for trading	442	(477)	826	(376)
Securities designated as at fair value at initial recognition	91	(14)	168	137
Total	**533**	**(491)**	**994**	**(239)**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 985 million as of September 30, 2012 and a gain of NOK 136 million as of September 30, 2011.

3) In the first nine months of 2012, Eksportfinans had an unrealized loss of NOK 25,504 million (gain of NOK 3,740 million in the corresponding period of 2011) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 19,066 million (loss of NOK 147 million in the same period of 2011).

4) In the first nine months of 2012, Eksportfinans had an unrealized loss of NOK 8,238 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,160 million in the corresponding period of 2011). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 17,266 million (gain of NOK 4,900 million in the same period of 2011).

See note 15 for a presentation of the above table including effects from economic hedging.

Third quarter report 2012 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million)	30.09.2012		31.12.2011		30.09.2011	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	171,300	21,515	213,929	26,933	226,420	28,324
Off-balance sheet items		155		304		360
Operational risk		2,424		2,424		2,577
Total currency risk		0		0		0
Total risk-weighted value		**24,094**		**29,661**		**31,261**

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.09.2012		31.12.2011		30.09.2011	
Core capital [1]	5,189	21.5 %	4,786	16.1 %	3,987	12.8 %
Additional capital [2]	927	3.8 %	975	3.3 %	1,186	3.8 %
Total regulatory capital	**6,116**	**25.4 %**	**5,761**	**19.4 %**	**5,173**	**16.5 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	30.09.12	31.12.11	30.09.11
Cash equivalents [1]	7,842	13,403	11,324
Other bank deposits and claims on banks	2,103	1,300	2,019
Loans to other credit institutions, nominal amount (also included in note 6) [2]	19,106	26,252	27,215
Accrued interest and adjustment to fair value on loans	(459)	(615)	(613)
Total	**28,592**	**40,340**	**39,945**

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 9,356 million at September 30, 2012 and NOK 13,977 million at December 31, 2011.

5. Loans due from customers

(NOK million)	30.09.12	31.12.11	30.09.11
Loans due from customers, nominal amount (also included in note 6)	76,606	95,555	96,127
Accrued interest and adjustment to fair value on loans	815	986	938
Total	**77,421**	**96,541**	**97,065**

Third quarter report 2012 15

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 30.09.12 31.12.11 30.09.11

Loan to KLP Kreditt AS 0 0 0

Loans due from other credit institutions 19,106 26,252 27,215

Loans due from credit institutions 19,106 26,252 27,215

Loans due from customers 76,606 95,555 96,127

Total nominal amount 95,712 121,807 123,342

Commercial loans 66,039 87,208 87,041

Government-supported loans 29,673 34,599 36,301

Total nominal amount 95,712 121,807 123,342

Capital goods 23,588 33,991 37,572

Ships 39,299 44,989 49,240

Export-related and international activities *) 22,804 32,318 26,011

Direct loans to Norwegian local government sector 5,263 5,653 5,671

Municipal-related loans to other credit institutions 4,723 4,798 4,798

Loans to employees 35 58 50

Total nominal amount 95,712 121,807 123,342

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 30.09.12 31.12.11 30.09.11

Banking and finance 5,967 6,938 7,515

Renewable energy 5,494 5,494 2,550

Aviation and shipping 4,545 5,233 1,507

Consumer goods 2,286 5,375 4,914

Infrastructure 1,337 1,060 1,222

Real estate management 1,271 5,063 5,084

Oil and gas 1,252 2,491 2,549

Environment 650 661 666

Other categories 2 3 4

Total nominal amount 22,804 32,318 26,011

Third quarter report 2012 16

Unaudited

7. Loans past due or impaired

(NOK million)	30.09.12	31.12.11	30.09.11
Interest and principal installment 1-30 days past due	4	3	0
Not matured principal on loans with payments 1-30 days past due	117	8	0
Interest and principal installment 31-90 days past due	7	25	82
Not matured principal on loans with payments 31-90 days past due	112	164	554
Interest and principal installment more than 90 days past due	490	504	569
Not matured principal on loans with payments more than 90 days past due	27	18	485
Total loans that are past due	**757**	**722**	**1,690**
Relevant collateral or guarantees received *)	269	224	1,195
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 488 million relates to exposure towards Icelandic banks as of September 30, 2012, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 269 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 85 percent of the amounts in default. The remaining 15 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	30.09.12	31.12.11	30.09.11
Trading portfolio	32,669	39,953	49,717
Repurchase Receivable	5,557	0	0
Other securities at fair value through profit and loss	5,929	11,956	13,250
Total	**44,155**	**51,909**	**62,967**

9. Fixed assets and investment property

(NOK million)	30.09.12	31.12.11	30.09.11
Buildings and land in own use	123	127	126
Investment property	68	70	69
Total buildings and land	191	197	195
Other fixed assets	10	13	10
Total	**201**	**210**	**205**

10. Other assets

(NOK million)	30.09.12	31.12.11	30.09.11
Settlement account 108-Agreement	671	823	763
Cash collateral provided	6,043	4,612	3,520
Other	14	32	17
Total	**6,728**	**5,467**	**4,300**

Third quarter report 2012 17

Unaudited

11. Borrowings through the issue of securities

(NOK million)	30.09.12	31.12.11	30.09.11
Commercial paper debt	0	5,760	7,573
Bond debt	150,104	195,879	205,433
Accrued interest and adjustment to fair value on debt	(35,020)	(60,150)	(20,848)
Total	**115,084**	**141,489**	**192,158**

12. Other liabilities

(NOK million)	30.09.12	31.12.11	30.09.11
Grants to mixed credits	333	336	339
Cash collateral received	9,181	10,260	10,835
Other short-term liabilities	119	126	90
Total	**9,633**	**10,722**	**11,264**

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2012	2011	2012	2011	2012	2011
Net interest income [1]	**615**	**672**	**53**	**88**	**318**	**345**
Commissions and income related to banking services [2]	0	1	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	14	16	0	0	(10)	(47)
Income/expense allocated by volume [4]	27	6	3	1	13	4
Net other operating income	**41**	**23**	**3**	**1**	**3**	**(43)**
Total operating income	**656**	**695**	**56**	**89**	**321**	**302**
Total operating expenses	**96**	**93**	**4**	**15**	**31**	**37**
Pre-tax operating profit/(loss)	560	602	52	74	290	265
Taxes	157	168	14	21	81	74
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**403**	**434**	**38**	**53**	**209**	**191**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expenses) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

Third quarter report 2012 18

Unaudited

4) Income/expense, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2012	2011
Export lending	403	434
Municipal lending	38	53
Securities	209	191
Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**650**	**678**
Net unrealized gains/(losses) [1]	(18,868)	(316)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(14)	(12)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	26	(93)
Tax effect [2]	5,280	118
Total comprehensive income	**(12,926)**	**374**

1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2012).
2) 28 percent of the items above.

14. Material transactions with related parties

The Company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Repo facility [5]	Portfolio Hedge Agreement [6]
Balance January 1, 2012	12,373	3,486	774	24,714	0	615
Change in the period	(5,861)	(1,865)	(685)	(3,243)	4,473	(619)
Balance September 30, 2012	**6,513**	**1,621**	**89**	**21,472**	**4,473**	**(4)**
Balance January 1, 2011	10,869	1,277	656	21,480	0	535
Change in the period	1,471	894	131	907	0	122
Balance September 30, 2011	**12,340**	**2,171**	**787**	**22,387**	**0**	**657**

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015 at the latest and with respect to the drawn amount, Eksportfinans has the option to terminate the drawn tranche in whole on demand on February 27, 2013 and on specified termination dates thereafter.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended for another year in the second quarter of 2012. Eksportfinans has not yet utilized this credit facility.

Third quarter report 2012 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2012	2011	2012	2011
Securities [1]	(10)	(27)	15	(140)
Other financial instruments at fair value [1]	(8)	21	(12)	14
Net realized gains/(losses)	**(18)**	**(6)**	**3**	**(126)**
Loans and receivables [1]	9	(142)	120	(45)
Securities [1]	(7)	(39)	(1)	12
Commercial paper debt [1] [2] [3]	0	0	(1)	1
Bond debt [1] [2] [3]	(6,974)	225	(18,893)	(176)
Subordinated debt and capital contribution securities [1] [2] [3]	(60)	77	(172)	28
Other financial instruments at fair value [1]	(5)	(15)	(6)	(16)
Net unrealized gains/(losses)	**(7,037)**	**106**	**(18,953)**	**(196)**
Financial derivatives related to the 108 agreement [4]	29	(65)	85	(120)
Net realized and unrealized gains/(losses)	**(7,026)**	**35**	**(18,865)**	**(442)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 23,003 million as of September 30, 2012, compared to NOK 1,270 million as of September 30, 2011.
3) In the first nine months of 2012, Eksportfinans had an unrealized loss of NOK 19,066 million (loss of NOK 147 million in the same period of 2011) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the period ended September 30, 2012 and 2011, the company recorded NOK 3,821 million and NOK 4,493 respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 3,360 million and NOK 5,204 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 116 million, and negative NOK 348 million, respectively, of interest income on economical hedging instruments and negative NOK 642 million and negative NOK 2,165, respectively, of interest expense on economical hedging instruments.

Third quarter report 2012 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
September 30, 2012					
Deposit by credit institutions	4,472	0	0	0	0
Non-structured bond debt	742	597	23,234	52,734	4,826
Structured bond debt	17,233	24,512	24,955	6,512	2,670
Commercial paper debt	0	53	0	1,207	0
Cash collateral	9,181	0	0	0	0
Subordinated loans	0	0	489	0	0
Capital contribution securities	(1,103)	(1,039)	(1,709)	5,104	1,850
Derivatives net settled	66	164	736	3,038	1,740
Derivatives gross settled (pay leg)	23,187	20,500	14,246	34,867	960
Financial guarantees (off-balance)	1,342	0	0	0	0
Loan commitments (off-balance)	0	215	20	45	0
Total	**55,119**	**45,002**	**61,972**	**103,508**	**12,046**
Derivatives gross settled (receive leg)	24,356	21,703	16,691	32,802	850
Derivative assets net settled	115	489	1,154	2,914	514
Derivative assets gross settled (pay leg)	6,171	14,740	15,660	10,053	5,002
Derivative assets gross settled (receive leg)	7,165	16,775	20,226	13,642	5,917

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011					
Deposit by credit institutions	1	0	0	0	0
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209
Structured bond debt	19,240	34,460	38,730	8,894	3,598
Commercial paper debt	2,303	2,265	1,199	0	0
Cash collateral	10,260	0	0	0	0
Subordinated loans	0	0	56	1,328	0
Capital contribution securities	0	27	0	464	0
Derivatives net settled	269	122	596	2,546	1,717
Derivatives gross settled (pay leg)	14,922	14,920	12,434	5,921	312
Financial guarantees (off-balance)	1,422	0	0	0	0
Loan commitments (off-balance)	29	944	2,113	0	0
Total	**49,700**	**62,392**	**61,511**	**93,164**	**16,836**
Derivatives gross settled (receive leg)	17,429	17,783	16,192	5,876	449
Derivative assets net settled	28	227	1,936	4,119	603
Derivative assets gross settled (pay leg)	24,913	33,730	22,205	45,588	6,506
Derivative assets gross settled (receive leg)	26,823	37,075	25,711	50,150	7,471

Third quarter report 2012 21

Unaudited

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
September 30, 2011					
Deposit by credit institutions	0	0	0	0	0
Non-structured bond debt	6,966	1,533	15,493	70,008	13,660
Structured bond debt	21,767	34,363	40,436	9,750	3,680
Commercial paper debt	2,337	4,967	273	0	0
Cash collateral	10,835	0	0	0	0
Subordinated loans	0	55	0	1,304	0
Capital contribution securities	0	0	27	455	0
Derivatives net settled	135	100	727	2,732	1,886
Derivatives gross settled (pay leg)	15,842	18,799	13,068	3,064	1,054
Financial guarantees (off-balance)	2,110	0	0	0	0
Loan commitments (off-balance)	0	705	298	85	0
Total	**59,992**	**60,523**	**70,323**	**87,398**	**20,280**
Derivatives gross settled (receive leg)	18,369	21,343	17,276	3,172	1,091
Derivative assets net settled	267	573	1,626	4,143	748
Derivative assets gross settled (pay leg)	24,360	39,821	24,595	42,422	9,173
Derivative assets gross settled (receive leg)	26,126	43,129	28,764	47,275	10,745

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the Company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Third quarter report 2012 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
September 30, 2012						
Assets						
Loans and receivables due from credit institutions	5,692	534	581	9,085	471	16,363
Loans and receivables due from customers	590	3,932	11,644	40,205	39,849	96,219
Securities	4,188	3,076	27,568	5,669	5,894	46,395
Derivatives net settled	115	489	1,156	3,082	576	5,418
Derivatives gross settled (paying leg)	(1,935)	(5,525)	(9,668)	(20,803)	(13,779)	(51,710)
Derivatives gross settled (receiving leg)	2,076	5,904	11,197	25,571	19,000	63,746
Cash collateral	0	6,043	0	0	0	6,043
Total assets	**10,725**	**14,452**	**42,478**	**62,809**	**52,010**	**182,474**
Liabilities						
Deposits by credit institutions	4,472	0	0	0	0	4,472
Commercial paper debt	0	53	0	1,207	0	1,260
Non-structured bond debt	742	597	23,234	52,734	4,826	82,134
Structured bond debt	1,414	3,917	9,311	30,890	30,668	76,200
Derivatives net settled	66	167	740	3,047	1,738	5,759
Derivatives gross settled (paying leg)	15,922	14,680	9,257	43,568	10,389	93,817
Derivatives gross settled (receiving leg)	(15,165)	(14,173)	(8,901)	(43,177)	(15,015)	(96,432)
Cash collateral	0	9,181	0	0	0	9,181
Subordinated loans	0	0	489	0	0	489
Capital contribution securities	823	674	1,096	3,439	(2,888)	3,144
Total liabilities	**8,274**	**15,096**	**35,227**	**91,708**	**29,719**	**180,024**

Third quarter report 2012 23

Unaudited

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
December 31, 2011						
Assets						
Loans and receivables due from credit institutions	11,995	1,898	6,003	18,484	2,213	40,593
Loans and receivables due from customers	528	3,644	11,751	50,760	45,694	112,378
Securities	4,555	7,649	21,156	13,251	10,387	56,999
Derivatives net settled	28	227	1,937	4,567	1,446	8,205
Derivatives gross settled (paying leg)	(22,797)	(25,556)	(19,467)	(49,578)	(15,719)	(133,117)
Derivatives gross settled (receiving leg)	24,007	26,515	20,468	54,896	21,228	147,113
Cash collateral	0	4,613	0	0	0	4,613
Total assets	**18,317**	**18,990**	**41,847**	**92,380**	**65,249**	**236,783**
Liabilities						
Deposits by credit institutions	1	0	0	0	0	1
Commercial paper debt	2,303	2,265	1,199	0	0	5,766
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209	102,512
Structured bond debt	2,085	3,715	20,091	42,762	46,625	115,278
Derivatives net settled	269	122	578	2,459	1,677	5,104
Derivatives gross settled (paying leg)	3,910	2,217	3,581	26,476	12,640	48,824
Derivatives gross settled (receiving leg)	(3,905)	(2,299)	(3,836)	(29,023)	(18,742)	(57,806)
Cash collateral	0	10,260	0	0	0	10,260
Subordinated loans	0	0	56	1,328	0	1,384
Capital contribution securities	0	27	0	464	0	492
Total liabilities	**5,918**	**25,960**	**28,050**	**118,477**	**53,410**	**231,815**

Third quarter report 2012 24

Unaudited

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
September 30, 2011						
Assets						
Loans and receivables due from credit institutions	6,178	3,785	7,143	10,611	675	28,393
Loans and receivables due from customers	407	4,395	10,485	58,778	49,179	123,243
Securities	5,453	11,120	20,871	19,543	11,740	68,726
Derivatives net settled	267	573	1,631	4,569	1,678	8,717
Derivatives gross settled (paying leg)	(22,993)	(34,080)	(18,171)	(47,269)	(17,769)	(140,282)
Derivatives gross settled (receiving leg)	24,200	35,776	19,197	52,982	23,897	156,052
Cash collateral	0	3,520	0	0	0	3,520
Total assets	**13,511**	**25,089**	**41,156**	**99,214**	**69,399**	**248,369**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	2,337	4,967	273	0	0	7,577
Non-structured bond debt	6,966	1,533	15,493	70,008	13,660	107,661
Structured bond debt	3,097	5,749	19,526	41,511	41,876	111,758
Derivatives net settled	135	100	716	2,666	1,856	5,473
Derivatives gross settled (paying leg)	3,690	3,724	6,296	24,560	13,380	51,650
Derivatives gross settled (receiving leg)	(3,606)	(3,517)	(6,696)	(27,830)	(20,033)	(61,682)
Cash collateral	0	10,835	0	0	0	10,835
Subordinated loans	0	55	0	1,304	0	1,359
Capital contribution securities	0	0	27	455	0	482
Total liabilities	**12,619**	**23,446**	**35,635**	**112,674**	**50,739**	**235,113**

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.

Third quarter report 2012 25

Unaudited

17.	Contingencies

The contingencies are:

a) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

With respect to (1) above: The case, where KLP formally summoned Eksportfinans with regards to the price of the guarantee, came to trial in February this year. The Judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Appropriate accruals have been made regarding this contingency.

With respect to (2) above: With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6, 2011 Eksportfinans was formally summoned by KLP, and a trial was started on September 17, 2012. Eksportfinans was of the opinion that there were no grounds for the claim.On October 18, 2012 Oslo Tingrett delivered judgment in favour of Eksportfinans including legal costs. It is as of today, not known if the plaintiff will exercise its rights to appeal. No accruals regarding this contingency have been made.

b) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities last year, and for the second entity in third quarter 2012. The final settlement amount for these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

18.	Events after the balance sheet date

On October 18, 2012, Oslo Tingrett delivered judgment in favour of Eksportfinans including legal costs in one of the trials versus KLP. For more details regarding the case with KLP, please see note 17.

Eksportfinans has received a purported declaration of default, with possible proceedings, from a holder of the institution’s Japanese bonds on November 6, 2012. The sender of the purported declaration is the same investor who sent a similar declaration received by Eksportfinans on December 19, 2011.

Eksportfinans will vigorously resist on the basis that there is no default, and the Company is therefore of the opinion that this declaration is of no affect. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such purported declaration does not constitute a cross default under Eksportfinans’ other financial obligations.

Third quarter report 2012 26